                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  23 December, 2009

ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release

23
rd

December 2009

Allied Irish Banks, p.l.c.
Resolutions Passed at the
Extraordinary
General Meeting

Allied Irish Banks, p.l.c.
("AIB") (NYSE: AIB)
announces that the
resolutions
recommended by the Board
 at the
Extraordinary
General Meeting
 ("EGM")
 of the Company held on
23 December
 2009
were duly passed. These
resolutions
were
 set out in the Chairman's Letter to holders of Ordinary Shares and Notice of the EGM
  which
was posted to shareholders on
30 November
 2009
and
is
 available on the AIB Group website.

As required by Listing Regulation 6.6.2,
 copies
of
the
 resolutions have been forwarded to the Irish Stock Exchange and the UK Listing Authority at the following locations, where they may
 be obtained:

The Irish Stock Exchange,
28 Anglesea Street,
Dublin
 2.

The Financial Services Authority, 25 The North Colannade,
Canary
Wharf,
London
 E14 5HS.

-ENDS-

For further information, please
contact:

Mr.
David O'Callaghan
,
Secretary,
Allied Irish Banks, p.l.c.,
Bankcentre,
Ballsbridge,
Dublin
 4.

Tel:
+353 1 6414672

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  23 December, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.